PRESIDIO FUNDS

1/7/2010 NAV: 12.80 Day Change: -0.01

Presidio Fund: PRSDX

2009 Dividend Distribution Information

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.

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Dividend Distribution Information

2009 Income and Capital Gain Distributions

Record Date:	December 28, 2009
Ex-Dividend Date / Payable Date:	December 29, 2009

Ordinary Income Distribution of $0.0475 per share

No Short-Term Capital Gains Distribution

No Long-Term Capital Gains Distribution

2008 Income and Capital Gain Distributions

Record Date:	December 26, 2008
Ex-Dividend Date / Payable Date:	December 29, 2008

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

Long-Term Capital Gains Distribution of $0.0229 per share

2007 Income and Capital Gain Distributions

Record Date:	December 26, 2007
Ex-Dividend Date / Payable Date:	December 27, 2007

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

Long-Term Capital Gains Distribution of $0.7134 per share

2006 Income and Capital Gain Distributions

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

No Long-Term Capital Gains Distribution

2005 Income and Capital Gain Distributions

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

No Long-Term Capital Gains Distribution

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

Top 10 Holdings

Top Ten Holdings As Of 10/31/2009

Description	Ticker	Percent
Central Gold Trust	GTU	4.91%
Occidental Petroleum Corp.	OXY	3.01%
Abbott Laboratories	ABT	2.85%
Compass Minerals International Inc.	CMP	2.82%
Healthcare Services Group Inc.	HCSG	2.73%
Philip Morris International, Inc.	PM	2.59%
Alcon Inc.	ACL	2.59%
Hillenbrand, Inc.	HI	2.55%
Newmont Mining Corp.	NEM	2.48%
Pfizer Inc.	PFE	2.45%

Sector Weightings

as of October 31, 2009


Industrial Goods, 3.33%
Net Cash*, 9.16%
Financial Services and Insurance, 3.56%
Basic Materials, 22.83%
Utilities, 3.78%
Aerospace and Defense, 3.82%
Business Services, 5.41%
Consumer Goods and Services, 22.18%
Technology, 5.99%
Retail, 6.25%
Healthcare, 13.69%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Basic Materials	22.83%
Consumer Goods and Services	22.18%
Healthcare	13.69%
Retail	6.25%
Technology	5.99%
Business Services	5.41%
Aerospace and Defense	3.82%
Utilities	3.78%
Financial Services and Insurance	3.56%
Industrial Goods	3.33%
Net Cash*	9.16%